SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      Taurus Entertainment Companies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   87669Q-10-1
                                   -----------
                                 (CUSIP Number)

   Eric Scott Langan, 3113 Bering Drive, Houston, Texas 77057, (713) 785-0444
   --------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 11, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  87669Q-10-1                                   Page  2  of  8

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

             Rick's Cabaret International, Inc., a Texas Corporation

                                   76- 0037324

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                   (a)       [ ]
                                                                   (b)       [ ]

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).          [  ]

(6)     Citizenship  or  Place  of  Organization

                                Texas Corporation

Number     (7)     Sole  Voting  Power
of                              4,034,071
Shares
Bene-
ficially   (8)     Shared  Voting  Power
Owned                           -0-
by
Each
Report-    (9)     Sole  Dispositive  Power
ing                             4,034,071
Person
With:
           (10)    Shared  Dispositive  Power
                                -0-

(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                4,034,071

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CUSIP  No.  87669Q-10-1                                   Page  3  of  8

(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
         (See  Instructions)     [  ]

(13)     Percent  of  Class  Represented  by  Amount  if  Row  (11)

                                93.7%


(14)     Type  of  Reporting  Person
                                       CO

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CUSIP  No.  87669Q-10-1                                   Page  4  of  8

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.001 (the "Shares") of Taurus Entertainment Companies, Inc. ("Taurus", the "Company" or the "Issuer"), whose address is 3113 Bering Drive, Houston, Texas 77057.

ITEM  2.     Identity  and  Background

1.     A.
               Name:      Rick's  Cabaret  International,  Inc.  ("Rick's")

               Place  of  organization:  A  Texas  corporation

               Principal  Business:  Adult  Entertainment

               Principal  Business  Address:  3113  Bering Drive, Houston, Texas
77057

               Principal Office Address: 3113 Bering Drive, Houston, Texas 77057

          (d)     No.

          (e)     No.

1.     B.
          (a)     Robert  L.  Watters.

          (b)     Business  address:  3113  Bering  Drive,  Houston, Texas 77057

          (c) Director, Chairman of the Board and President of Rick's, which is in the adult entertainment business, whose business address is 3113 Bering Drive, Houston, Texas 77057.

          (d)     No.

          (e)     No.

          (f)     USA

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CUSIP  No.  87669Q-10-1                                   Page  5  of  8

1.     C.
          (a)     Erich  Norton  White

          (b)     Business  address:  3113  Bering  Drive,  Houston, Texas 77057

          (c) Director, Secretary and Vice-President of Rick's, which is in the adult entertainment business, whose business address is 3113 Bering Drive, Houston, Texas 77057.

          (d)     No.

          (e)     No.

          (f)     USA

1.     D.
          (a)     Scott  C.  Mitchell

          (b)     Business  address:  820  Gessner,  Suite  1380, Houston, Texas
77024

          (c) Mr. Mitchell, a Director of Rick's, is a certified public accountant and a stockholder of Mitchell & Cavallo, P.C., whose business address is 820 Gessner, Suite 1380, Houston, Texas 77024.

          (d)     No.

          (e)     No.

          (f)     USA

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CUSIP  No.  87669Q-10-1                                   Page  6  of  8

1.     E.
          (a)     Martin  Sage

          (b)     Business  address:  1714-A  Nantucket,  Houston,  Texas  77057

          (c) Mr. Sage, a Director of Rick's, is the founder and director of Sage Productions, Inc., which is involved in the development of applying advanced learning theory to business, whose business address is 1714-A Nantucket, Houston Texas, 77057.

          (d)     No.

          (e)     No.

          (f)     USA


1.     F.
          (a)     Eric  Langan.

          (b)     Business  address:  3113  Bering  Drive, Houston, Texas 77057.

          (c) Director and Vice-president-Operations of Rick's, and Director and President of Taurus, both of which are adult entertainment business, both of whose business address is 3113 Bering Drive, Houston, Texas 77057.

          (d)     No.

          (e)     No.

          (f)     USA

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     On August 11, 1998, Rick's and certain shareholders (the "Shareholders") of Taurus entered into a Stock Exchange Agreement (the "Agreement") which provided for the acquisition by Rick's of a total of 4,034,071 shares of Taurus (the "Shares"). Pursuant to the terms of the Agreement, Rick's issued a total of 1,152,587 to the Shareholders.

ITEM  4.     Purpose  of  Transaction.

     Rick's made this acquisition of the Company's securities as an investment in an industry in which Rick's currently has its own operations.

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CUSIP  No.  87669Q-10-1                                   Page  7  of  8

(a) Rick's and its directors have no plans or proposals to acquire additional securities of the Company. However, at a later date, Rick's may develop plans or proposals to acquire additional securities of the Company.

(b) Rick's and its directors have no plans or proposals for an extraordinary corporate transaction involving the Company. However, at a later date, Rick's may develop plans or proposal for an extraordinary corporate transaction with the Company.

(c) Rick's and its directors have no plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries. However, at a later date, Rick's may develop plans or proposals for the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Upon the completion of the Agreement, Robert L. Watters was appointed as a director of Taurus and four then existing directors of Taurus resigned. Rick's and its directors have no plans to fill the existing vacancies on the board. However, at a later date, Rick's may develop plans or proposals for the changes in the present board of directors or management of the Company, or plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Rick's and its directors have no plans or proposals for material change in the present capitalization or dividend policy of the Company. However, at a later date, Rick's may develop plans or proposals for change in the present capitalization or dividend policy of the Company.

(f) Rick's and its directors have no plans or proposals for material change in the Company's business or corporate structure. However, at a later date, Rick's may develop plans or proposals for material change in the Company's business or corporate structure.

(g) Rick's and its directors have no plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Rick's and its directors have no plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. However, at a later date, Rick's may develop plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Rick's and its directors have no plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. However, at a later date, Rick's may develop plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

CUSIP  No.  87669Q-10-1                                   Page  8  of  8

(j) Rick's and its directors have no plans or proposals for any actions similar to those enumerated above. However, at a later date, Rick's may develop plans or proposals for actions similar to those enumerated above.

ITEM  5.     Interest  in  Securities  of  the  Issuer.

     (a) Rick's is the beneficial owner of 4,034,071 Shares of the Company, which is 93.7% of the class of securities. The following persons named in Item 2 are not beneficial owners of any Shares of the Company: Robert L. Watters, Erich Norton White, Scott Mitchell, Martin Sage and Eric Langan.

     (b) Rick's has sole voting and dispositive power for all of the 4,034,071 Shares of the Company.

The following persons named in Item 2 do not have sole or shared voting or dispositive power for any of the Shares of the Company: Robert L. Watters, Erich Norton White, Scott Mitchell, Martin Sage and Eric Langan.

     (c)     None.

     (d)     None.

     (e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                         None

ITEM  7.     Material  to  be  Filed  as  Exhibits.

Exhibit  1.1     Form  of  Stock  Exchange  Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August  17,  1998                  Rick's  Cabaret  International,  Inc.
-----------------
Date                               By  /s/  Robert  L.  Watters
                                                -------------------
                                   its  President

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